UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                               KOMAG, INCORPORATED
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500453204
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     500453204
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  9,772,142*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     42.8%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
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* Cerberus Partners,  L.P., a Delaware limited  partnership  ("Cerberus") is the holder of 9,772,142 shares of the Common Stock, par value $0.01 per share (the "Shares"), of Komag, Incorporated, a Delaware corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus. Thus, as of June 30, 2002, for the purposes of Reg.
Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 9,772,142 Shares, or 42.8% of the Shares issued and outstanding as of that date. Further, based upon information provided by the Company, 1,625,000 Shares are to be issued by the Company to certain of its employees pursuant to the Company's Further Modified First Amended Plan of Reorganization, dated May 7, 2002 and, upon the issuance of such 1,625,000 Shares by the Company, the Company will have 24,451,285 Shares issued and outstanding for the purposes of Reg. Section
240.13d-3, resulting in Stephen Feinberg owning 40.0% of the Shares deemed issued and outstanding as of June 30, 2002.

Item 1.    Security and Issuer.
           -------------------

           The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Komag, Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1710 Automation Parkway, San Jose, CA 95131.


Item 2.    Identity and Background.
           -----------------------

           The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). Cerberus is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

           Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Pursuant to the Company's Further Modified First Amended Plan of Reorganization, dated May 7, 2002 (the "Plan of Reorganization"), on June 30, 2002 the Company exchanged certain existing debt securities of the Company and certain other existing claims against the Company (collectively, the "Discharged Claims") for, among other things, (i) cash, (ii) Shares, (iii) warrants to purchase Shares and (iv) new debt securities of the Company. Pursuant to the Plan of Reorganization, Cerberus, in exchange for its Discharged Claims, was issued, in addition to certain new debt securities of the Company, 9,772,142 Shares.


Item 4.    Purpose of Transaction.
           ----------------------

           The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Based upon information provided by the Company, there were 22,826,285 Shares issued and outstanding as of June 30, 2002. As of June 30, 2002, Cerberus was the holder of 9,772,142 Shares which it received pursuant to the Plan of Reorganization. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus. Thus, as of June 30, 2002, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 9,772,142 Shares, or 42.8% of the Shares issued and outstanding as of that date. Further, based upon information provided by the Company, 1,625,000 Shares are to be issued by the Company to certain of its employees pursuant to the Plan of Reorganization and, upon the issuance of such 1,625,000 Shares by the Company, the Company will have 24,451,285 Shares issued and outstanding for the purposes of Reg. Section 240.13d-3, resulting in Stephen Feinberg owning 40.0% of the Shares deemed issued and outstanding as of June 30, 2002.

           During the sixty days prior to June 30, 2002, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the June 30, 2002 receipt of the Shares pursuant to the Plan of Reorganization.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           In connection with the Plan of Reorganization, Cerberus and the Company, among others, entered into a Registration Rights Agreement, pursuant to which, among other things, the Company and Cerberus agreed to the terms pursuant to which the Company shall register the Shares issued under the Plan of Reorganization for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement attached as Exhibit 1 hereto.

           Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Form of Registration Rights Agreement dated as of June 30, 2002, by and among the Company, Cerberus, and certain other holders of securities of the Company listed therein.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              July 8, 2002


                                               /s/ Stephen Feinberg
                                              ----------------------------------
                                              Stephen Feinberg, in  his capacity
                                              as the managing member of Cerberus
                                              Associates,  L.L.C.,  the  general
                                              partner of Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

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                          REGISTRATION RIGHTS AGREEMENT

                                  by and among


                               Komag, Incorporated

                                       and

           The Holders of Registrable Securities Listed on Schedule 1

                            Dated as of June 30, 2002


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


                                TABLE OF CONTENTS


SECTION 1. Definitions.........................................................1

SECTION 2. Securities Subject to this Agreement................................4
               (a) Registrable Securities......................................4
               (b) Holders of Registrable Securities...........................4

SECTION 3. Registrations.......................................................4
               (a) Piggyback Registration......................................4
               (b) Shelf Registrations.........................................6
               (c) Liquidated Damages..........................................7
               (d) Assignment of Registration Rights...........................9

SECTION 4. Registration Procedures.............................................9

SECTION 5. Registration Expenses..............................................13

SECTION 6. Indemnification....................................................14
               (a) Indemnification by Company.................................14
               (b) Indemnification by Holder of Registrable Securities........15
               (c) Contribution...............................................16

SECTION 7. Rule 144...........................................................17

SECTION 8. Participation in Underwritten Registrations........................17

SECTION 9. Miscellaneous......................................................17
               (a) Termination................................................17
               (b) No Inconsistent Agreements.................................17
               (c) Adjustments Affecting Registrable Securities...............17
               (d) Amendments and Waivers.....................................18
               (e) Notices....................................................18
               (f) Successors and Assigns.....................................18
               (g) Counterparts...............................................18
               (h) Headings...................................................18
               (i) Governing Law..............................................18
               (j) Severability...............................................19
               (k) Entire Agreement...........................................19


-----------------------

     This Table of Contents does not constitute a part of this Agreement or have any bearing upon the interpretation of any of its terms or provisions.

          This REGISTRATION RIGHTS AGREEMENT (this "Agreement") dated as of June 30, 2002 is made and entered into by and among Komag, Incorporated, a Delaware corporation (the "Company"), and the holders of Registrable Securities set forth on Schedule 1 hereto (together with their respective successors and permitted assigns, the "Holders"). Capitalized terms not otherwise defined herein have the meanings set forth in Section 1.

          WHEREAS, on August 24, 2001, the Company filed a voluntary petition for reorganization under Chapter 11 of the title 11, 11 U.S.C. Sections 101 - 1330 (as amended, the "Bankruptcy Code"), with the United States Bankruptcy Court for the Northern District of California (San Jose Division) (the
"Bankruptcy Court"), commencing Chapter 11 Case No. 01-54143-JRG (the "Bankruptcy Case");

          WHEREAS, on September 20, 2001, the Company filed that certain Plan of Reorganization of the Company (as amended, supplemented and modified from time to time, the "Plan") in the Bankruptcy Case;

          WHEREAS, the Bankruptcy Court confirmed the Plan pursuant to the order under Section 1129 of the Bankruptcy Code, dated May 9, 2002 (the "Confirmation Order");

          WHEREAS, pursuant to the Plan and the Confirmation Order, the Holders will receive in the aggregate on the Effective Date (as defined in the Plan), among other things, twelve million five hundred and twenty-five thousand
(12,525,000) shares of Common Stock and Notes in the principal amount of $128,832,000; and

          WHEREAS, in order to induce the Holders to support the Plan, the Company has agreed to provide the registration rights set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          SECTION 1.   Definitions.

          As used in this Agreement, the following capitalized terms shall have the following meanings:

          Agreement: See the preamble hereof.

          Allowable Grace Period: See Section 3(b)(5) hereof.

          Common Stock: The common stock, $0.01 par value per share, of the Company.

          Common Stock Liquidated Damages. See Section 3(c) hereof.

          Company: See the preamble hereof.

          Effectiveness Period: See Section 3(b)(1) hereof.


          Exchange Act: The Securities Exchange Act of 1934, as amended from time to time.

          Filing Deadline: See Section 3(b)(1).

          Grace Period: See Section 3(b)(5).

          Holders: See the preamble hereof.

          Indemnified Holder: See Section 6(a).

          Indenture: The Indenture, dated as of the Effective Date, between the Company and The Bank of New York, as trustee, with respect to the Notes, as amended or supplemented from time to time in accordance with the terms thereof.

          Initial Shelf Registration: See Section 3(b)(1) hereof.

          Liquidated Damages: Collectively, the Common Stock Liquidated Damages and the Note Liquidated Damages.

          Majority Common Stock Holders: The holders of a majority of the outstanding Registrable Common Stock Securities.

          Majority Note Holders: The holders of a majority in aggregate principal amount of the outstanding Registrable Note Securities.

          NASD: National Association of Securities Dealers, Inc.

          Note Liquidated Damages: See Section 3(c) hereof.

          Notes: The Senior Secured Notes due 2007, as amended or supplemented from time to time issued by the Company pursuant to the terms of the Indenture.

          Person: An individual, partnership, corporation, limited liability company, trust or unincorporated organization, or other business entity, or a government or agency or political subdivision thereof.

          Piggyback Registration: See Section 3(a).

          Piggyback Securities: See Section 3(a)(2).

          Plan: See the recitals hereof.

          Prospectus: The prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

          Registrable Common Stock Securities: The shares of Common Stock originally issued to the Holders pursuant to the Plan and any securities which may be issued or distributed with respect to, or in exchange for, such Registrable Common Stock Securities pursuant to a stock dividend, stock split or other distribution, merger, consolidation, recapitalization or reclassification or similar transaction; provided, however, that any such Registrable Common Stock Securities shall cease to be Registrable Common Stock Securities to the extent (i) a Registration Statement with respect to the sale of such Registrable Common Stock Securities has been declared effective under the Securities Act and such Registrable Common Stock Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement, (ii) subject to Section 3(d) hereof, such Registrable Common Stock Securities are transferred pursuant to Rule 144 (or any similar provision then in force) under the Securities Act or (iii) such Registrable Common Stock Securities shall have been otherwise transferred pursuant to an exemption from the securities laws, if subsequent transfers of such securities will not require registration or qualification of such securities under the Securities Act or any state securities laws then in force and all restrictive legends shall have been removed from the certificates representing such Registrable Common Stock Securities; provided, further, however, that any securities that have ceased to be Registrable Common Stock Securities cannot thereafter become Registrable Common Stock Securities, and any securities that are issued or distributed in respect of securities that have ceased to be Registrable Common Stock Securities are not Registrable Common Stock Securities.

          Registrable Note Securities: The Notes originally issued to the Holders pursuant to the Plan; provided, however, that any such Registrable Note Securities shall cease to be Registrable Note Securities to the extent (i) a Registration Statement with respect to the sale of such Registrable Note Securities has been declared effective under the Securities Act and such Registrable Note Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement, (ii) subject to Section 3(d) hereof, such Registrable Note Securities are transferred pursuant to Rule 144 (or any similar provision then in force) under the Securities Act or (iii) such Registrable Note Securities shall have been otherwise transferred pursuant to an exemption from the securities laws, if subsequent transfers of such securities will not require registration or qualification of such securities under the Securities Act or any state securities laws then in force and all restrictive legends shall have been removed from the certificates representing such Registrable Note Securities; provided, further, however, that any securities that have ceased to be Registrable Note Securities cannot thereafter become Registrable Note Securities, and any securities that are distributed in respect of securities that have ceased to be Registrable Note Securities are not Registrable Note Securities.

          Registrable Securities: Collectively, the Registrable Common Stock Securities and the Registrable Note Securities.

          Registration: A Piggyback Registration (as defined in Section 3(a)) or Shelf Registration of the Company's securities for sale to the public under a Registration Statement.

          Registration Default. See Section 3(c) hereof.

          Registration Expenses: See Section 5(a) hereof.

          Registration Statement: Any registration statement of the Company filed with the SEC under the rules and regulations promulgated under the Securities Act, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, and all exhibits and all material incorporated by reference in such Registration Statement.

          Securities Act: The Securities Act of 1933, as amended from time to time.

          SEC: The Securities and Exchange Commission.

          Shelf Registration: The Initial Shelf Registration, any Short Form Shelf Registration and any Subsequent Shelf Registration.

          Short Form Shelf Registration: See Section 3(b)(2) hereof.

          Subsequent Shelf Registration: See Section 3(b)(3) hereof.

          Underwritten Registration or Underwritten Offering: A Registration in which securities of the Company are sold to an underwriter for reoffering to the public.

          SECTION 2.   Securities Subject to this Agreement.

               (a) Registrable  Securities.   The  securities  entitled  to  the
benefits of this Agreement are the Registrable Securities.

               (b) Holders of Registrable Securities. Subject to Section 10(f), a Person is deemed to be a Holder of Registrable Securities whenever such Person owns Registrable Securities.

          SECTION 3.   Registrations.

               (a) Piggyback Registrations.

                    (1)  Participation.  Subject to Section 3(a)(2)  hereof,  if at any time from and after the date hereof the Company proposes to file a Registration Statement under the Securities Act with respect to any offering of any of its securities of the same class as any of the Registrable Common Stock Securities (excluding a registration relating to a transaction under Rule 145 of the Act), whether or not by the Company for its own account (other than (i) a registration on Form S-4 or S-8 or any successor form to such Forms, or (ii) any registration of securities as it relates to an offering and sale by any employee stock plan or other employee benefit plan arrangement), then, as promptly as practicable, the Company shall give written notice of such proposed filing to each Holder of Registrable Common Stock Securities and such notice shall offer the Holders of Registrable Common Stock Securities the opportunity to register such number of Registrable Common Stock Securities as each such Holder may request (a "Piggyback Registration"). Subject to Section 3(b), the Company shall include in such Registration Statement all Registrable Common Stock Securities requested within 15 days after the receipt of any such notice (which request shall specify the Registrable Common Stock Securities intended to be disposed of by such Holder) to be included in the Registration for such offering pursuant to a Piggyback Registration. Each Holder of Registrable Common Stock Securities shall be permitted to withdraw all or part of such Holder's Registrable Common Stock Securities from a Piggyback Registration at any time prior to the earlier of the effective date or any request for the acceleration of the effective date thereof. The Company shall keep any Registration Statement filed pursuant to this Section 3(a)(1) current and effective for a period expiring on the earlier of six months from the effective date of such Registration
     Statement or until all of the Registrable Common Stock Securities registered pursuant to this Section 3(a) have been sold. Notwithstanding the foregoing, in the event that, in the good faith judgment of the Company's Board of Directors, it is advisable to suspend use of the Prospectus (solely with respect to a Piggyback Registration) due to impending corporate developments, public filings with the SEC or similar events, the Company shall deliver promptly a written certificate to each Holder of Registrable Common Stock Securities included in such Registration Statement and the managing underwriters, if any, to the effect that the use of the Prospectus is to be suspended until the Company shall deliver a written notice that the use of the Prospectus may be resumed. Thereafter, the use of the Prospectus shall be suspended, and the Company shall not be required to maintain the effectiveness of, or amend or update the Registration Statement, or amend or supplement the Prospectus; provided, however, that at any time a Shelf Registration shall not be effective under the Securities Act (i) the Company shall only be permitted to suspend the use of the Prospectus for a period not to exceed 45 days in any six-month period or two periods not to exceed an aggregate of 90 days in any 12-month period, (ii) the Company will use its best efforts to ensure that the use of the Prospectus may be resumed as soon as, in the good faith judgment of the Company's Board of Directors, disclosure of the material relating to such pending development, filing or event would not have a materially adverse effect on the Company and (iii) if the Company shall give any suspension notice pursuant to this Section 3(a)(1), the period contemplated by Section 4(b) hereof shall be extended by the number of days during such period from and including the date of giving notice to and including the date of giving such notice to and including the date when each Holder of Registrable Common Stock Securities shall have received notice that the use of the Prospectus may be resumed.

                    (2)  Underwriter's  Cutback.   The  Company  shall  use  its
     commercially reasonable efforts to cause the managing underwriter or underwriters of a proposed Underwritten Offering to permit the Registrable Common Stock Securities requested to be included in the Registration for such offering under Section 3(a)(1) (the "Piggyback Securities"), to be included on the same terms and conditions as any similar securities included therein. Notwithstanding the foregoing, if the managing underwriter of any such proposed Underwritten Offering determines that marketing factors require a limitation of the number of securities to be underwritten, the managing underwriter may limit or exclude the amount of Registrable Common Stock Securities to be included in the registration and underwriting as follows: the Company will include in such registration (i) first, all of the securities the Company proposes to sell and (ii) second, the Piggyback Securities and other securities sought to be registered, on a pro rata basis, based upon the number of shares of Common Stock sought to be registered by the Holders of the Piggyback Securities and the Holders of the other securities sought to be registered. If the managing underwriter makes such a determination, the Company shall promptly advise the Holders of the Registrable Common Stock Securities, in writing, that a limitation or inclusion of fewer than all of the Piggyback Securities is likely. If a reduction in the total amount of securities to be included in such offering is necessary as described in the prior sentence, the Company shall not treat the Holders of the Piggyback Securities less favorably than directors, officers, controlling stockholders and their affiliates seeking piggyback registration rights.

               (b) Shelf Registration.

                    (1) Initial Shelf Registration. The Company shall carefully prepare and file with the SEC as soon as practicable, but in no event later than sixty (60) days after the Effective Date (such date, the "Filing Deadline"), one or more Registration Statements for an offering to be made on a continuous basis pursuant to Rule 415 covering all of the Registrable Securities issued pursuant to the Plan (the "Initial Shelf Registration"). The Initial Shelf Registration shall be on Form S-1 or another appropriate form permitting registration of such Registrable Securities for resale by the Holders in the manner or manners designated by them (including, without limitation, one or more underwritten offerings). The Company shall not permit any securities other than the Registrable Securities to be included in the Initial Shelf Registration or any Subsequent Shelf Registration. No Holder may include any of its Registrable Securities in any Shelf Registration pursuant to this Agreement unless and until such Holder furnishes to the Company in writing, within 15 business days after receipt of a request therefore, such information as the Company may reasonably request for use in connection with any Shelf Registration or Prospectus or preliminary prospectus included therein. Each Holder as to which any Shelf Registration is being effected agrees to furnish promptly to the Company all information to be disclosed in order to make the information previously furnished to the Company by such Holder not materially misleading. The Company shall use its commercially reasonable efforts to cause the Initial Shelf Registration to be declared effective under the Securities Act as soon as practical after the Filing Deadline and, subject to Allowable Grace Periods, to keep the Initial Shelf Registration continuously effective under the Securities Act until the fifth anniversary of the Filing Deadline (the "Effectiveness Period"), or such shorter period ending when (i) all Registrable Securities covered by the Initial Shelf Registration have been sold in the manner set forth and as contemplated in the Initial Shelf Registration, (ii) a Subsequent Shelf Registration covering all of the Registrable Securities has been declared effective under the Securities Act or (iii) during any period in which all Registrable Securities may be sold pursuant to Rule 144(k) under the Securities Act.

                    (2) Short Form Registration. If, during the Effectiveness Period, the Company becomes eligible to utilize SEC Form S-2 or Form S-3 for offers and sales by Holders of Registrable Securities, then the Company may, in its discretion, amend the Registration Statement on Form S-2 or Form S-3 or terminate the Shelf Registration and concurrently file a Registration Statement on Form S-2 or Form S-3 pursuant to Rule 415 covering all of the Registrable Securities required to have been included in the Initial Shelf Registration (a "Short Form Shelf Registration").

                    (3) Subsequent  Shelf Registrations.  If  the Initial  Shelf
     Registration, Short Form Shelf Registration or any Subsequent Shelf Registration ceases to be effective for any reason at any time during the Effectiveness Period (other than because of the sale of all of the securities registered thereunder), the Company shall use its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within 30 days of such cessation of effectiveness amend the Shelf Registration in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Registration Statement pursuant to Rule 415 covering all of the Registrable Securities required to have been included in the Initial Shelf Registration (a "Subsequent Shelf Registration"). If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to cause the Subsequent Shelf Registration to be declared effective as soon as practicable after such
     filing  and,  subject  to  any  Allowable  Grace  Periods,   to  keep  such
     Registration Statement continuously effective for a period equal to the number of days in the Effectiveness Period less the aggregate number of days during which the Initial Shelf Registration or any Subsequent Shelf Registration was previously continuously effective.

                    (4) Supplements and Amendments. The Company shall promptly supplement and amend the Shelf Registration if required by the rules, regulations or instructions applicable to the registration form used for such Shelf Registration, if required by the Securities Act, or if requested in writing by any underwriter of such Registrable Securities.

                    (5) Grace Periods. Notwithstanding anything to the contrary herein, at any time after a Registration Statement has been declared effective by the SEC, the Company may delay the disclosure of material non-public information concerning the Company if the disclosure of such information at the time is not, in the good faith judgment of the Board of Directors of the Company, in the best interests of the Company (a "Grace Period"); provided, however, that the Company shall promptly (i) notify the Holders in writing of the existence of material non-public information giving rise to a Grace Period (provided that the Company need not disclose the content of such material non-public information to the Holders) and the date on which the Grace Period will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends; provided further, that no single Grace Period shall exceed forty-five (45) consecutive days, during any three hundred sixty-five (365) day period, the aggregate of all of the Grace Periods shall not exceed an aggregate of sixty (60) days and the first day of any Grace Period must be at least two (2) trading days after the last day of any prior Grace Period (an "Allowable Grace Period"). For purposes of determining the length of a Grace Period, the Grace Period shall be deemed to begin on and include the date the Holders receive the notice referred to in clause (i) and shall end on and include the later of the date the Holders receive the notice referred to in clause (ii) and the date referred to in such notice; provided, however, that no Grace Period shall be longer than an Allowable Grace Period.

                    (6) Selection of Underwriters. Any and all underwriters or other agents involved in any sale of Registrable Common Stock Securities pursuant to a Registration Statement contemplated by this Section 3(b) shall include such underwriter(s) or other agent(s) as selected by Majority Common Stock Holders of the Registrable Common Stock Securities being registered and approved of by the Company, which approval shall not be unreasonably withheld; provided that any affiliate of a Holder included in a Registration shall in all events be approved by the Company.

               (c) Liquidated Damages. The Company and the Holders agree that the Holders of Registrable Securities will suffer damages if the Company fails to fulfill its obligations under this Section 3 and that ascertaining the extent of such damages with precision would not be feasible. Accordingly, the Company agrees to pay liquidated damages with respect to the Registrable Securities held by each Holder, if:

               (i) the Initial Shelf Registration has not been filed with the SEC on or prior to the Filing Deadline; or

               (ii) a Registration under Section 3(b)(1) is not declared effective by the SEC on or prior to 150 days after the Effective Date; or

               (iii) subject to the time limitations with respect to maintaining the effectiveness of any Registration Statement pursuant to Section 3(b) and subject to any Allowable Grace Periods, any Registration Statement required to be filed pursuant to such section is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose without being succeeded within 30 days after such Registration Statement ceases to be effective or is unusable for its intended purpose by a post-effective amendment to such Registration Statement or a new Registration Statement satisfying the requirements of this Section 3 that cures such failure and that is itself promptly declared effective (or such Registration Statement is not otherwise effective and usable for its intended purpose within such time period);

(each such event in clauses (i) through (iii) above being referred to herein as a "Registration Default").

          The Company hereby agrees to pay each Holder of Registrable Note Securities affected by a Registration Default liquidated damages ("Note Liquidated Damages") in an amount equal to (A) with respect to the first 90-day period immediately following the occurrence of a Registration Default, $.05 per week per $1,000 principal amount of the Registrable Note Securities held by such Holder and required to be so registered in accordance with this Agreement for each week or portion thereof that any Registration Default continues, plus (B) an additional $.05 per week per $1,000 in principal amount of such Registrable Note Securities with respect to each 90-day period subsequent to the first 90-day period, until all Registration Defaults have been cured, up to an amount equal to $.25 per week per $1,000 in principal amount such Registrable Note Securities. The Company shall notify the trustee under the Indenture within five business days after each and every date on which a Registration Default with respect to the Registrable Note Securities occurs. All accrued Note Liquidated Damages shall be paid by the Company on or before each applicable interest payment date to Holders of record of the Registrable Note Securities in the same manner as interest is payable pursuant to the terms of the Indenture.

          The Company hereby agrees to pay each Holder of Registrable Common Stock Securities affected by a Registration Default liquidated damages ("Common Stock Liquidated Damages") in an amount equal to (A) with respect to the first 90-day period immediately following the occurrence of a Registration Default, $.01 per week for each 100 shares of Registrable Common Stock Securities held by such Holder and required to be so registered in accordance with this Agreement for each week or portion thereof that any Registration Default continues, plus
(B) an additional $.01 per week for each such 100 shares of Registrable Common Stock Securities with respect to each 90-day period subsequent to the first 90-day period, until all Registration Defaults have been cured, up to an amount equal to $.04 per week for each such 100 shares. The Company shall notify the Holders within five business days after each and every date on which a Registration Default with respect to the Registrable Common Stock Securities occurs. All accrued and unpaid Common Stock Liquidated Damages shall be paid by the Company on each September 30, December 31, March 31 and June 30 by check mailed to the Holders of record of the Registrable Common Stock Securities at such address as is set forth on the stock record books of the Company.

               In the event that the Company reasonably and in good faith disputes the occurrence of a Registration Default or that Liquidated Damages are payable to any Holder, any Liquidated Damages which would otherwise be due to be paid by the Company on such date in respect of such disputed Liquidated Damages shall be deposited into an escrow account maintained by the Company with an independent third party escrow agent, the identity of which shall be subject to the prior approval of the Majority Common Stock Holders or Majority Note Holders or both, as applicable, specifically for such purpose on or before such date, to be held in escrow pending the final resolution of such dispute. Each obligation to pay Liquidated Damages shall be deemed to accrue beginning on the day of the applicable Registration Default. Following the cure of all Registration
Defaults, the accrual of Liquidated Damages will cease until the next Registration Default, if any.

               Notwithstanding the foregoing, the Company shall not be obligated to pay any Liquidated Damages during all or any portion of a Registration Default period for so long as the related delay by the Company is due to a delay attributable to any Holder.

               (d) Assignment of Registration Rights. The rights of a Holder under this Section 3 may be assigned by any Holder in connection with any transfer or assignment by a Holder of Registrable Securities provided that: (a) such transfer may otherwise be effected in accordance with applicable securities laws and (b)(i) such assignee or transferee holds subsequent to such transfer or assignment not less than 257,300 shares of Registrable Common Stock Securities or (ii) such assignee or transferee holds subsequent to such transfer or assignment Registrable Note Securities in the principal amount of not less than $1,390,000 or (iii) is a subsidiary, wholly-owned entity, successor entity, parent or affiliate of a Holder.

          SECTION 4.   Registration Procedures.

          In connection with the Company's registration  obligations pursuant to
Section 3 hereof, the Company will use its commercially reasonable efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended methods or methods of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

               (a) before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the Holders of the Registrable Securities covered by such Registration Statement and the underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of such Holders and underwriters, and the Company will not file any Registration Statement or amendment thereto or any Prospectus or any supplement thereto to which Majority Common Stock Holders or Majority Note Holders or both, as applicable, covered by such Registration Statement or the underwriters, if any, shall reasonably object within three days after such documents are delivered;

               (b) prepare and file with the SEC a Registration Statement or Registration Statements relating to the applicable Shelf Registration or Piggyback Registration including all exhibits and financial statements required by the SEC to be filed therewith, and use its commercially reasonable efforts to cause such Registration Statement to become effective under the Securities Act; and prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement, and such supplements to the Prospectus, as may be required by the rules, regulations or instructions applicable to the registration form utilized by the Company or by the Securities Act or rules and regulations otherwise necessary to keep the Registration Statement effective for a period of not less than 180 days (or such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold or withdrawn) unless, in the case of a Piggyback Registration, a Shelf Registration shall then be effective under the Securities Act, or, if such Registration Statement relates to an Underwritten Offering, such longer period as in the opinion of counsel for the underwriters a Prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer; and cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement or supplement to the Prospectus;

               (c) notify the selling Holders of Registrable Securities and the managing underwriters, if any, promptly;

                    (1) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective,

                    (2) of any request by the SEC during the period of effectiveness for amendments or supplements to the Registration Statement or the Prospectus or for additional information relating to the Registration Statement,

                    (3) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose,

                    (4) if at any time the representations and warranties of the Company contemplated by paragraph (n) below cease to be true and correct,

                    (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and

                    (6) of the existence of any fact known which results in the Registration Statement, the Prospectus or any document incorporated therein by reference containing an untrue statement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

               (d) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment;

               (e) if requested by the managing underwriter or underwriters or a Holder of Registrable Securities being sold in connection with an Underwritten Offering, immediately incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters require to be included therein relating to the plan of distribution with respect to such Registrable Securities, including, without limitation, information with respect to the amount of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten (or best efforts underwritten) offering of the Registrable Securities to be sold in such offering; and make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

               (f) deliver to each selling Holder of Registrable Securities and the underwriters, if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of the Prospectus or any amendment or supplement thereto by each of the selling Holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto) and such other documents as such selling Holder and the underwriters, if any, may reasonably request in order to facilitate the disposition of the Registrable Securities by such Holder and underwriters, if any, but only while the Company shall be required under the provisions hereof to cause the Registration Statement to remain current;

               (g) prior to any public offering of Registrable Securities, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any selling Holder of Registrable Securities or any underwriter reasonably requests in writing and do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

               (h) cooperate with the selling Holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Common Stock Securities or notes representing Registrable Note Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may reasonably request at least two business days prior to any sale of Registrable Securities to the underwriters;

               (i) use its commercially reasonable efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities within the U.S. as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable

Securities; provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

               (j) if any fact contemplated by paragraph (c)(6) above shall exist, prepare a supplement or post-effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, but only while the Company shall be required under the provisions hereof to cause the Registration Statement to remain current;

               (k) use its commercially reasonable efforts to cause all Registrable Common Stock Securities covered by the Registration Statement to be quoted on the NASDAQ National Market or listed on each securities exchange on which similar securities issued by the Company are then listed;

               (l) enter into agreements (including underwriting agreements) and take all other appropriate actions that are reasonable, necessary and in typical form for such transactions in order to expedite or facilitate the disposition of such Registrable Securities.

The above shall be done at the effectiveness of such Registration Statement, each closing under any underwriting or similar agreement as and to the extent required thereunder and from time to time as may be requested by any selling Holder in connection with the disposition of Registrable Securities pursuant to such Registration Statement, but only while the Company shall be required under the provisions hereof to cause the Registration Statement to remain current;

               (m) make available for inspection at reasonable times and upon reasonable notice by a representative of Majority Common Stock Holders or Majority Note Holders, as applicable, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant retained by the sellers or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with the registration; provided that, with respect to any records, information or documents that are designated by the Company in writing as confidential, such Persons shall have agreed, pursuant to confidentiality agreement on reasonable and customary terms, to keep such records, information or documents confidential unless disclosure of such records, information or documents is required by court or administrative order; and

               (n) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make generally available to the Holders, earnings statements satisfying the provisions of
Section 11(a) of the Securities Act.

               The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding itself, the Registrable Securities held by it and the distribution of such securities as the Company may from time to time reasonably request in writing, and shall take such commercially reasonable action as may be reasonably required in order to permit the Company and any underwriters to comply with all applicable requirements of the SEC and the NASD. Such provision of information and materials is a condition precedent to the obligations of the Company pursuant to this Agreement.

               Each Holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 4(c)(3), 4(c)(4), 4(c)(5), 4(c)(6) or 4(j) hereof, such Holder will forthwith discontinue disposition of Registrable Securities until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplate by Sections 4(c)(3), 4(c)(4), 4(c)(5), 4(c)(6) or 4(j) hereof, or until it is advised in writing by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus, and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the time periods during which such Registration Statement shall be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended prospectus contemplated by Sections 4(c)(3), 4(c)(4), 4(c)(5), 4(c)(6) or 4(j) hereof or is advised in writing by the Company that the use of the Prospectus may be resumed.

          SECTION 5.  Registration Expenses.

               (a) All expenses incident to the Company's performance of or compliance with this Agreement will be paid by the Company, regardless of whether the Registration Statement becomes effective, including without limitation:

                    (1) all registration and filing fees (including all filings required to be made with the SEC and the NASD;

                    (2) reasonable fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel for the underwriters or selling Holders in connection with blue sky qualifications of the Registrable Securities and determination of their eligibility for investment under the laws of such jurisdictions as the managing underwriters or Majority Common Stock Holders or Majority Note Holders or both, as applicable, of the Registrable Securities being sold may designate);

                    (3) printing (including expenses of printing certificates for the Registrable Common Stock Securities and notes for the Registrable Note Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectus), messenger, telephone and delivery expenses;

                    (4) reasonable fees and disbursements of (i) counsel for (X) the Company and (Y) the underwriters and (ii) one counsel for the sellers of the Registrable Securities, provided that such fees shall not exceed a maximum of $15,000 per Registration Statement (subject to the provisions of Section 6(b) hereof);

                    (5) reasonable fees and disbursements of all independent certified public accountants of the Company (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance);

                    (6) reasonable fees and disbursements of underwriters (including, if applicable, the fees and expenses of any "qualified independent underwriter" (and its counsel) that is required to be retained in accordance with the rules and regulations of the NASD, but excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Registrable Securities or legal expenses of any Person other than the Company, the underwriters and the selling Holders);

                    (7) securities acts liability insurance if the Company so desires or if the underwriters or the Majority Common Stock Holders or Majority Note Holders or both, as applicable, of the Registrable Securities being sold so require; and

                    (8) fees and expenses of other Persons retained by the Company,

(all such expenses being herein called "Registration Expenses").

               The Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed, rating agency fees and the fees and expenses of any Person, including special experts, retained by the Company.

               (b) In connection with each Registration Statement required hereunder, the Company will reimburse the Holders of Registrable Securities being registered pursuant to such Registration Statement for the reasonable fees and disbursements of not more than one counsel chosen by Majority Common Stock Holders and Majority Note Holders, as applicable.

          SECTION 6.   Indemnification.

               (a) Indemnification by Company. The Company agrees to indemnify and hold harmless each Holder of Registrable Securities, its officers, directors, employees and agents and each Person who controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being sometimes hereinafter referred to as an "Indemnified Holder") from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and legal expenses) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus, in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arises out of or are based upon any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by or on behalf of such Holder expressly for use therein; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in any such Registration Statement or Prospectus or preliminary prospectus, if such untrue statement or alleged untrue statement, omission or alleged omission is completely corrected in an amendment or supplement to such Registration Statement or Prospectus or preliminary prospectus and if, having previously been furnished by or on behalf of the Company with copies of the Prospectus or preliminary prospectus as so amended or supplemented, such Holder thereafter fails to deliver such Prospectus or preliminary prospectus as so amended or supplemented, prior to or concurrently with the sale of a Registrable Security to the Person asserting such loss, claim, damage, liability or expense who purchased such Registrable Security which is the subject thereof from such Holder. The indemnity will be in addition to any liability which the Company may otherwise have. The Company will also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Indemnified Holders of Registrable Securities.

               If  any  action  or   proceeding   (including  any   governmental
investigation or inquiry) shall be brought or asserted against an Indemnified Holder in respect of which indemnity may be sought from the Company, such Indemnified Holder shall promptly notify the Company in writing, and the Company shall assume the defense thereof, including the employment of counsel satisfactory to such Indemnified Holder and the payment of all expenses. Such Indemnified Holder shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Holder unless (a) the Company has agreed to pay such fees and expenses or (b) the Company shall have failed to assume the defense of such action or proceeding and has failed to employ counsel reasonably satisfactory to such Indemnified Holder in any such action or proceeding (including any impleaded parties) include both such Indemnified Holder and the Company or (c) such Indemnified Holder shall have been advised in writing by counsel that there is a conflict of interest between such Indemnified Holder and the Company or that there are additional defenses or claims that it may assert that are adverse to or not in the interest of the Company and separate counsel is required to represent such interests (in which case, if such Indemnified Holder notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Holder, it being understood, however, that the Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for such Indemnified Holder and any other Indemnified Holders, which firm shall be designated in writing by such Indemnified Holders). The Company shall not be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding for which the Company received notice hereunder, the Company agrees to indemnify and hold harmless such Indemnified Holder from and against any loss or liability by reason of such settlement or judgment.

               (b) Indemnification by Holder of Registrable Securities. Each Holder of Registrable Securities agrees to indemnify and hold harmless the

Company, its directors and officers and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Holder, but only with respect to information relating to such Holder furnished in writing by such Holder expressly for use in any Registration Statement or Prospectus, or any amendment thereto, or any preliminary prospectus. In case any action or proceeding shall be brought against the Company or directors or officers or any such controlling person, in respect of which indemnity may be sought against a Holder of Registrable Securities, such Holder shall have the rights and duties given the Company and the Company or its directors or officers or such controlling person shall have the rights and duties given to each Holder by the preceding paragraph. In no event shall the liability of any selling Holder of Registrable Securities hereunder be greater in amount than the gross amount of the proceeds (before expenses and commissions) from the sale of Registrable Securities by such Holder giving rise to such indemnification obligation.

               The Company and each Holder of Registrable Securities shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above with respect to information so furnished in writing by such Person specifically for inclusion in any Prospectus or Registration Statement or any amendment or supplement thereto, or any preliminary prospectus.

               (c)  Contribution.  If the indemnification  provided for in  this
Section 7 is unavailable to an indemnified party under Section 7(a) or Section 7(b) hereof (other than by reason of exceptions provided in those Sections) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the Indemnified Holder on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Indemnified Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Indemnified Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, subject to the limitations set forth in the second paragraph of Section 7(a), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

               The Company and  each Holder of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this Section 7(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7(c), an Indemnified Holder shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities sold by such Indemnified Holder or its affiliated Indemnified Holders and distributed to the public were offered to the public exceeds the amount of any damages which such Indemnified Holder or its affiliated Indemnified Holder, has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          SECTION 7.   Rule 144.

               The Company covenants that it will file the reports required to be filed by it under the Securities Acts and the Exchange Act and rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Holder of Registrable Securities made after the first anniversary of the date hereof, make publicly available such information as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it had complied with such information and requirements.

          SECTION 8.  Participation in Underwritten Registrations.

               No Person may participate in any Underwritten Registration hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

          SECTION 9.  Miscellaneous.

               (a) Termination. The registration rights set forth in this Agreement shall terminate with respect to any Holder (a) at any time, upon mutual agreement in writing of such Holder and the Company or (b) upon such time as all of the Registrable Securities then held by such Holder can be sold by such Holder in a three-month period in accordance with Rule 144 under the Securities Act. Notwithstanding the foregoing, the obligations of each party to this Agreement pursuant to Section 6 hereof, shall survive the termination of registration rights sets forth in this Agreement.

               (b) No Inconsistent Agreements. The Company will not on or after the date of this Agreement enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof.

               (c) Adjustments Affecting Registrable Securities. The Company will not take any action, or permit any change to occur, with respect to the Registrable Securities which would (i) adversely affect the ability of the Holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or (ii) adversely affect the marketability of such Registrable Securities in any such registration.

               (d) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the written consent of the Company, Majority Common Stock Holders and/or Majority Note Holders, as applicable, affected by such amendment. Notwithstanding the foregoing, a waiver or consent to departure from the provisions hereof that relates exclusively to the rights of Holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders of Registrable Securities may be given by Majority Common Stock Holders and/or Majority Note Holder, as applicable, of the Registrable Securities being sold.

               (e) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or air courier guaranteeing overnight delivery:

                    (i) if to a Holder of Registrable Securities, at the most current address given by such Holder to the Company in accordance with the provisions of this Section 10(e).

                    (ii)  if to the Company, initially to:

                              Komag, Incorporated
                              1710 Automation Parkway
                              San Jose, California 95131-1873
                              Facsimile:  408-944-9234
                              Attention: Chief Financial Officer

                          and thereafter at such other address, notice of which is given in accordance with the provisions of this
                          Section 10(e),

               All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

               (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties.

               (g) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

               (h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

               (i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

               (j) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

               (k) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein.


                           [Signature Pages To Follow]

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

KOMAG, INCORPORATED




By:
   -----------------------------------------
Title:
      --------------------------------------

Address:
1710 Automation Parkway
San Jose, California 95131-1873
Facsimile: (408) 944-9234
Attention:  Chief Financial Officer

JDS CAPITAL, L.P.

By: JDS Capital Management, LLC

By:
   -----------------------------------------
Title:
      --------------------------------------




DIMENSIONAL PARTNERS, L.P.

By: JDS Asset Management, LLC

By:
   -----------------------------------------
Title:
      --------------------------------------




DIMENSIONAL PARTNERS, LTD.

By: JDS Capital Management, Inc.

By:
   -----------------------------------------
Title:
      --------------------------------------

CERBERUS PARTNERS, L.P.
By:  Cerberus Associates LLC
        Its:  General Partner

By:
   -----------------------------------------
Title:
      --------------------------------------